UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Portugal Telecom SGPS S.A.

(Name of Issuer)

Ordinary Shares, Nominal Value €0.03 Per Share

(Title of Class of Securities)

737273102**

(CUSIP Number)

Pedro Jereissati, Investor Relations Director

Telemar Participações S.A.,

Praia de Botafogo 300, 11th floor, sala 1101 (parte)

Botafogo, Rio de Janeiro, RJ, Brazil 22250-040

Tel: +55 21 3873-9016

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	The CUSIP number is for the American Depositary Shares relating to the Common Shares. No CUSIP number exists for the underlying Common Shares, since such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 737273102

(1)	Name of Reporting Person Telemar Participações S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) SC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 89,651,205
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 89,651,205
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 89,651,205
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 10%
(14)	Type of Reporting Person (See Instructions) CO; HC

CUSIP No. 737273102

(1)	Name of Reporting Person Oi S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) SC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 89,651,205
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 89,651,205
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 89,651,205
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 10%
(14)	Type of Reporting Person (See Instructions) CO; HC

CUSIP No. 737273102

(1)	Name of Reporting Person Telemar Norte Leste S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) SC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 89,651,205
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 89,651,205
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 89,651,205
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 10%
(14)	Type of Reporting Person (See Instructions) CO

Preliminary Statement

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on April 29, 2011 (the “Initial 13D”) by Telemar Participações S.A. (“TmarPart”), Tele Norte Leste Participações S.A. (“TNL”), and Telemar Norte Leste S.A. (“Telemar”), as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”, the Initial 13D as amended by Amendment No. 1 and as further amended by this Amendment, this “Statement”) filed with the Securities and Exchange Commission on May 29, 2012 by TmarPart, Oi S.A., the successor by merger to TNL (“Oi S.A.”), and Telemar (the “Reporting Persons”) by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Initial 13D and Amendment No. 1.

The Reporting Persons are filing this Amendment to revise information previously reported in light of the proposed business combination of Oi S.A., Portugal Telecom SGPS, S.A. (“Portugal Telecom”), Telemar Participações S.A. (“TmarPart”), AG Telecom Participações S.A. (“AG Telecom”), PASA Participações S.A. (“PASA”), LF Tel. S.A. (“LF Tel”), EDSP75 Participações S.A. (“EDSP75”) Bratel Brasil S.A. (“Bratel”) announced on October 2, 2013 (the “Business Combination”). On October 1, 2013, Oi S.A. entered into a Memorandum of Understanding (the “MOU”) with Portugal Telecom, AG Telecom, PASA, LF Tel, EDSP75, Bratel, Avistar, SGPS, S.A. (“BES”) and Nivalis Holding B.V. (“Ongoing”) with respect to the Business Combination. Pursuant to the MOU, among other things, (1) Oi S.A. is expected to become a wholly owned subsidiary of either TmarPart or a new entity to be organized for purposes of the Business Combination (in either case, the “Holding Company”), and (2) Portugal Telecom is expected to merge with and into the Holding Company with the Holding Company as the surviving entity. See Items 4, 6 and 7 below.

ITEM 1. SECURITY AND ISSUER

This Amendment relates to ordinary shares, €0.03 nominal value (the “Shares”), of Portugal Telecom, SGPS, S.A., a limited public company organized under the laws of The Portuguese Republic (the “Issuer”). The principal executive offices of the Issuer are located at Av. Fontes Pereira de Melo, 40, 1069-300 Lisboa, Portugal.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

This Amendment is being filed jointly on behalf of each of the Reporting Persons. The agreement among the Reporting Persons to file this Amendment jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 is included as Exhibit 99.1.

TmarPart is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in providing telecommunications services to customers in Brazil. The principal office of TmarPart is Praia de Botafogo 300, 11th floor, sala 1101 (parte) 22250-040, Rio de Janeiro, RJ, Brazil.

Oi S.A. is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in providing telecommunications services to customers in Brazil. The principal executive office of Oi S.A. is Rua do Lavradio, No. 71, 2nd floor – Centro, 20230-070 Rio de Janeiro, RJ, Brazil.

Telemar is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in providing telecommunications services to customers in Brazil. The principal office of Telemar is Rua do Lavradio, No. 71, 2nd floor – Centro, 20230-070, Rio de Janeiro, RJ, Brazil.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of each Reporting Person is provided on Exhibit 99.2, which is incorporated by reference herein.

During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Exhibit 99.2 has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTION

The last paragraph of Item 4 of Amendment No. 1 is hereby amended and restated in its entirety as follows:

On October 1, 2013, Oi S.A. entered into the MOU with Portugal Telecom, AG Telecom, PASA, LF Tel, EDSP75, Bratel, BES and Nivalis with respect to the Business Combination.

Oi S.A. Capital Increase

As part of the Business Combination, Oi S.A. proposes to undertake a capital increase (the “Oi Capital Increase”). The estimated amount of the Oi Capital Increase as of the date of the MOU is approximately R$14.1 billion, with the approximate amount to be paid in cash of a minimum of R$7.0 billion, with the objective of reaching R$8.0 billion, and the approximate amount to be paid with the PT Assets (as defined below) of R$6.1 billion. The Oi Capital Increase is expected to be conducted through the public issuance of common shares and preferred shares of Oi S.A., preferably in proportion to the current ratio between the issued and outstanding common and preferred shares of Oi S.A.; provided that in order to respect the legal limit for division of capital between voting and non-voting shares (i.e., minimum of one third of the shares entitled to vote and maximum of two thirds of shares without voting rights), the number of issued shares of each type may be adjusted. The Oi Capital Increase will be subject to the full subscription of the minimum value of the portion to be paid up in cash and will be subject to certain conditions, as described below.

The Reporting Persons understand that Portugal Telecom will enter into a commitment to subscribe and pay for the portion of the Oi Capital Increase to be paid for through the contribution of assets (the “PT Assets”) through the contribution of its share interests in companies that hold all of (1) the operating assets of Portugal Telecom, except the equity interests directly or indirectly held in Oi S.A. and Contax Participações S.A., and (2) the liabilities of Portugal Telecom on the date of such contribution. Pursuant to Law No. 6,404/76 (the “Brazilian Corporations Law”), the PT Assets will be identified and subject to valuation by a specialized company, whose valuation report will be submitted to the General Meeting of shareholders of Oi S.A.

Portugal Telecom estimates that the equity value of the PT Assets, upon assessment for the purposes of the contribution to Oi S.A., correspond to a value within a range of values with a minimum of €1.9 billion and maximum of €2.1 billion, equivalent to R$5.8 billion and R$6.4 billion, respectively, based on the current exchange rate of 3.0181 reais per euro. Portugal Telecom may elect not to consummate the subscription of shares in the Oi Capital Increase if the valuation report of the PT Assets values the PT Assets in euros at a value lower than the estimated values above, based on the exchange rate of euros to reais on the date of the valuation report.

Current shareholders of TmarPart, and BTG Pactual S.A., directly or through an investment vehicle managed and administered through Banco BTG Pactual S.A., will participate in the offering by placing a subscription order for approximately R$2.0 billion.

The holders of common shares and preferred shares of Oi S.A. will have priority in the subscription of the Oi Capital Increase. TmarPart, AG Telecom and LF Tel will assign all of their respective priority rights to Portugal Telecom free of charge.

Once the subscription period for the Oi Capital Increase is closed, Portugal Telecom may elect not to consummate the Business Combination and all other corporate transactions related to the Business Combination if the percentage of the participation of Portugal Telecom in the Holding Company is equal to or less than 36.6% of the total capital of the Holding Company on a fully diluted basis after giving effect to the merger of shares of Oi S.A. and the

Holding Company (as described below). Additionally, TmarPart may elect not to consummate the Business Combination and all other corporate transactions related to the Business Combination if the percentage of the participation of Portugal Telecom in the Holding Company is greater than 39.6% of the total capital of the Holding Company on a fully diluted basis after giving effect to the merger of shares of Oi S.A. and the Holding Company.

The other conditions of the Oi Capital Increase will be set forth in the definitive agreements that govern the Business Combination.

Merger of Shares between Oi S.A. and the Holding Company

The MOU provides that following the Oi Captial Increase, Oi S.A. and the Holding Company will convene shareholders meetings to consider a merger of shares (incorporação de ações), with a view to causing Oi S.A. to become a wholly-owned subsidiary of the Holding Company and to facilitate the migration of the shareholder base of Oi S.A. to the Holding Company (the “Merger of Shares”). At the effective time of the Merger of Shares, the Holding Company will have no assets or liabilities (or will have cash equivalent equal to its liabilities), other than the shares of Oi S.A. that it holds.

In the proposed Merger of Shares, holders of Oi S.A. common shares will receive one new common share issued by the Holding Company in exchange for each common share of Oi S.A. that they hold, and holders of Oi S.A. preferred shares will receive one new common share issued by the Holding Company in exchange for each 1.0857 preferred share of Oi S.A. that they hold. All ratios in the mergers that are part of the Business Combination were established based on market prices of the shares of Oi S.A. in a period of 30 days and considering the shares of Oi S.A. that the companies involved in the operation directly or indirectly hold, assuming that such companies will not hold any liabilities or assets (or will have cash or cash equivalents equal to their respective liabilities).

Merger of Portugal Telecom with and into the Holding Company

The MOU provides that Portugal Telecom will merge with and into the Holding Company (the “Portugal Telecom Merger”), pursuant to art. 227 of the Brazilian Corporations Law. As a result of the proposed Portugal Telecom Merger, Portugal Telecom’s assets will be transferred by operation of law to the Holding Company. The Portugal Telecom Merger will be submitted to the General Meeting of shareholders of the Holding Company for consideration in conjunction with the Merger of Shares. In addition, the Portugal Telecom Merger will be submitted for consideration to the General Meeting of shareholders of Portugal Telecom. At the time of the proposed Portugal Telecom Merger, Portugal Telecom will have no assets or liabilities (or will have cash and cash equivalents equal to its liabilities), other than shares of the Holding Company. In the proposed Portugal Telecom Merger, the shareholders of Portugal Telecom will receive a number of common shares issued by the Holding Company equal to the number of common shares of the Holding Company that will be held by Portugal Telecom immediately prior to such merger.

Listing and Corporate Governance of the Holding Company

The MOU provides that the Holding Company will apply to be listed on the Novo Mercado segment of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA), with the aim of strengthening its corporate governance through the adoption of a new management structure and corporate governance regime. The Holding Company will also apply to be listed on the New York Stock Exchange (“NYSE”) and the NYSE Euronext Lisbon.

The MOU provides that the Holding Company will have a Board of Directors consisting of eleven (11) members and eleven (11) alternate members. Members of the Board of Directors of the Holding Company to be elected in anticipation of the listing of the Holding Company on the Novo Mercado segment and the Merger of Shares will have a term of three (3) years from their election or until the General Meeting of the shareholders of the Holding Company to examine the financial statements of the Holding Company for the third fiscal year ending after the close of the year in which the Merger of Shares occurs, whichever occurs last. In order to facilitate the integration of Oi S.A. and Portugal Telecom, the Board of Directors of the Holding Company shall initially consist of the following members: Alexandre Jereissati Legey, Amilcar Morais Pires, Fernando Magalhães Portella, Fernando Marques dos Santos, Henrique Manuel Fusco Granadeiro, José Maria Ricciardi, José Mauro Mettrau Carneiro da Cunha, Nuno Rocha dos Santos de Almeida, Rafael Luís Mora Funes, Renato Torres de Faria and Sergio Franklin Quintella.

The MOU provides that Mr. José Mauro Carneiro da Cunha Mettrau and Henrique Manuel Fusco Granadeiro will assume the positions of President and Vice President, respectively, of the Board of Directors of the Holding Company. Mr. Zeinal Bava, current CEO of Oi S.A. and CEO of PT Portugal, will be the CEO of the Holding Company and its subsidiaries.

The MOU provides that immediately after the implementation of the corporate actions described above, the Shareholders’ Agreements of AG Telecom, LF Tel, TmarPart entered into or amended as of January 25, 2011 will be terminated.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

As of October 7, 2013, based solely on information provided in the Annual Report on Form 20-F submitted to the SEC by the Issuer on April 30, 2013, the total number of issued and outstanding Shares is 896,512,000.

(a) & (b) Telemar:

Telemar beneficially owns, and has the sole power to vote and dispose of 89,651,205 Shares, representing 10% of the issued and outstanding Shares.

Telemar does not have a board of directors or other similar body. Other than as set forth in the table below, as of October 7, 2013, none of the executive officers of Telemar beneficially owns any Common Shares. Telemar disclaims beneficial ownership of such securities of the Issuer beneficially owned by such executive officers.

Telemar executive officers:	Number of Shares held
Zeinal Abedin Mahomed Bava, Chief Executive Officer	561

Oi S.A.:

Oi S.A. owns 100% of the common shares of Telemar. As a result, Oi S.A. has the sole power to vote and dispose of 89,651,205 Shares, representing 10% of the issued and outstanding Shares and may be deemed to beneficially own all of such shares.

Other than as set forth in the table below, as of October 7, 2013, none of the directors and executive officers of Oi S.A. beneficially owns any Shares. Oi S.A. disclaims beneficial ownership of such securities of the Issuer beneficially owned by such directors and executive officers.

Oi S.A. directors and executive officers:	Number of Shares held
Zeinal Abedin Mahomed Bava, Chief Executive Officer	561
Luís Miguel da Fonseca Pacheco de Melo, Director	45
Abilio Cesário Lopes Martins, Alternate Director	552

TmarPart:

TmarPart owns, directly and indirectly, 56.4% of the common shares of Oi S.A. As a result, TmarPart has the sole power to vote and dispose of 89,651,205 Shares, representing 10% of the issued and outstanding Shares and may be deemed to beneficially own all of such shares.

None of the directors and executive officers of TmarPart beneficially owns any Shares.

(c)	The information set forth in Item 4 is hereby incorporated herein by reference.

Except as set forth in this Statement, none of the Reporting Persons nor, to the Reporting Persons best knowledge, any of the persons listed in Exhibit 99.2 hereto, has engaged in any transaction during the past 60 days in any Shares of the Issuer.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the common shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Statement is amended and restated in its entirety as follows:

On October 1, 2013, Oi S.A. entered into the MOU with Portugal Telecom, AG Telecom, PASA, LF Tel, EDSP75, Bratel, BES and Nivalis with respect to the Business Combination.

As part of the Business Combination, the parties to the MOU have proposed that the PT Assets be contributed to Oi S.A. in exchange for shares of Oi S.A. as described under the caption “Oi Capital Increase” in Item 4 of this Amendment No. 2, and that Portugal Telecom subsequently merge with and into the Holding Company as described under the caption “Merger of Portugal Telecom with and into the Holding Company” in Item 4 of this Amendment No. 2. Under Section 8 of the MOU, Oi S.A. has agreed, together with the other parties to the MOU, to develop negotiations with a view to achieving the objectives set forth in the MOU, and that such negotiations shall be guided according to the dictates of good faith. Oi S.A. has agreed, together with the other parties to the MOU, to use its best efforts to, within the term of the MOU, or its possible extensions, obtain all necessary approvals by the governing bodies of Oi S.A. and Portugal Telecom, and negotiate and conclude the Prior Meeting of shareholders of TmarPart, which will address all the steps and conditions of the Business Combination, and the definitive agreements, contemplating the measures necessary for implementation of the Business Combination, as set forth in the terms of the MOU.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement, dated May 29, 2012 (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on May 29, 2012 by Telemar Participações S.A., Oi S.A. and Telemar Norte Leste S.A.).

Exhibit 99.2	Directors and Executive Officers of the Reporting Persons.

Exhibit 99.3	Memorandum of Understanding, dated as of October 1, 2013, among Oi S.A., Portugal Telecom SGPS, S.A., AG Telecom Participações S.A., LF Tel. S.A., PASA Participações S.A., EDSP75 Participações S.A., Bratel Brasil S.A., Avistar, SGPS, S.A. and Nivalis Holding B.V. (English translation).

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2013

Telemar Participações S.A.

By:	/s/ Pedro Guimarães e Melo de Oliveira Guterres
Name: Pedro Guimarães e Melo de Oliveira Guterres
Title: Executive Officer

By:	/s/ Marcelo Andreetto Perillo
Name: Marcelo Andreetto Perillo
Title: Executive Officer

Oi S.A.

By:	/s/ Bayard de Paoli Gontijo
Name: Bayard de Paoli Gontijo
Title: Interim Chief Financial Officer and Investor Relations Officer

Telemar Norte Leste S.A.

By:	/s/ Bayard de Paoli Gontijo
Name: Bayard de Paoli Gontijo
Title: Executive Officer